March 22, 2007

Mail Stop 4561

Michael Rider
Chief Executive Officer
Bellavista Capital, Inc.
420 Florence Street, Suite 200
Palo Alto, CA 94301

> **Re:** **Bellavista Capital, Inc.**
> **Form 10-KSB for the year ended September 30, 2006**
> **Filed 1/22/06**
> **File No. 0-30507**

Dear Mr. Rider:

We have reviewed your response letter dated March 9, 2007 and have the following additional comment. This comment should be addressed in all future filings with the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

Note 1. Organization and Business

Direct Investments in Real Estate, page FS-8

1. We note your response to comment 3, but it is still unclear if you consolidate REO properties or account for them under the equity method. Please clarify this point in your response as well as in future filings, citing relevant accounting literature.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief